UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

American Superconductor Corp.

(Name of Issuer)

Common Share

(Title of Class of Securities)

030111108

(CUSIP Number)

Ryan J. York

Davis Wright Tremaine LLP

1201 Third Avenue, Suite 2200

Seattle, WA 98101

(206) 622-3150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 030111108

1	NAMES OF REPORTING PERSONS Kevin Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,490,795 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,039,248 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,039,248
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold jointly as the beneficiaries and co-trustees of the K&M Douglas Trust 843,533 shares. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 656,262 shares.
(2)	Kevin Douglas has dispositive power with respect to (a) 204,100 shares held by James E. Douglas III, and (b) 344,353 shares held by the Douglas Family Trust, in addition to the shares listed in footnote (1) above.

CUSIP No. 030111108

1	NAMES OF REPORTING PERSONS Michelle Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,490,795 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,490,795 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,490,795 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold jointly as the beneficiaries and co-trustees of the K&M Douglas Trust 843,533 shares. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 656,262 shares.

CUSIP No. 030111108

1	NAMES OF REPORTING PERSONS James E. Douglas III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 204,100
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 204,100 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas also has dispositive power.

CUSIP No. 030111108

1	NAMES OF REPORTING PERSONS K&M Douglas Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 834,533
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 834,533
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 834,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.

CUSIP No. 030111108

1	NAMES OF REPORTING PERSONS Douglas Family Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 344,353
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 344,353 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 344,353
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	James E. Douglas and Jean A. Douglas, husband and wife, are co-trustees.
(2)	Kevin Douglas also has dispositive power.

CUSIP No. 030111108

1	NAMES OF REPORTING PERSONS James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 656,262
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 656,262
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 656,262
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.

Schedule 13D

This Amendment No. 4 (“Amendment”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 6, 2011, as previously amended by the Schedule 13D/A filed with the SEC on October 7, 2011, the Schedule 13D/A filed with the SEC on February 1, 2012 and the Schedule 13D/A filed with the SEC on February 14, 2013 (the “Schedule 13D”). Except as set forth in this Amendment, the Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Amendment discloses additional purchases of the Stock on April 24, 2015. The source and amount of funds used in purchasing the additional shares of Stock were as follows:

Purchaser	Source of Funds	Amount
K&M Douglas Trust	PF	$1,584,000
James A. Douglas & Jean Douglas Irrevocable Descendant’s Trust	PF	$1,306,800
Douglas Family Trust	PF	$673,200
James E. Douglas III	PF	$396,000

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Reporting Person’s cover page.

The Filers effected the following transactions in the Stock in an underwritten offering on the date indicated, and such transactions are the only transaction in the Stock by the Filers since 60 days before the date on the cover page of this Amendment:

1.	Purchase of shares by K&M Douglas Trust in the past sixty days:

Date of Purchase	Number of Shares Purchased	Price Per Share
April 24, 2015	264,000	$6.00

2.	Purchase of the Stock by James Douglas and Jean Douglas Irrevocable Descendant’s Trust in the past sixty days:

Date of Purchase	Number of Shares Purchased	Price Per Share
April 24, 2015	217,800	$6.00

3.	Purchase of the Stock by Douglas Family Trust in the past sixty days:

Date of Purchase	Number of Shares Purchased	Price Per Share
April 24, 2015	112,200	$6.00

4.	Purchase of shares by James E. Douglas III in the past sixty days:

Date of Purchase	Number of Shares Purchased	Price Per Share
April 24, 2015	66,000	$6.00

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2015	*Kevin Douglas
KEVIN DOUGLAS

Date: May 5, 2015	*Michelle Douglas
MICHELLE DOUGLAS

Date: May 5, 2015	*James E. Douglas III
JAMES E. DOUGLAS III

K&M DOUGLAS TRUST

Date: May 5, 2015	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: May 5, 2015	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

DOUGLAS FAMILY TRUST

Date: May 5, 2015	*James E. Douglas, Jr.
	By:	James E. Douglas, Jr.
	Title:	Trustee

Date: May 5, 2015	*Jean A. Douglas
	By:	Jean A. Douglas
	Title:	Trustee

JAMES DOUGLAS AND JEAN DOUGLAS
IRREVOCABLE DESCENDANTS’ TRUST

Date: May 5, 2015	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: May 5, 2015	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

*Eileen Wheatman

/s/ Eileen Wheatman
By: Eileen Wheatman
Attorney-in-Fact